Dechert LLP

1900 K Street, NW
Washington, DC  20006-1110

+1  202  261  3300  Main

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www.dechert.com

January 18, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Edward Bartz

Re:

Fidelity Hereford Street Trust (the “Trust”)

Fidelity Government Money Market Fund (the “Fund”)

File Nos. 033-52577 and 811-07139

Post-Effective Amendment No. 53

Dear Mr. Bartz:

Dechert LLP serves as counsel to the above-referenced Fund in connection with Post-Effective Amendment No. 53 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), which relates to the registration of Class K6 shares of the Fund and which accompanies this letter.  In that capacity, I have reviewed a draft of the Amendment, which has been prepared and finalized by Fidelity Management & Research Company (“FMR”), the Fund’s investment adviser.  FMR has represented to me that no material changes have been made to the Amendment between the version reviewed by me and the version being filed electronically.

Pursuant to paragraph (b)(4) of Rule 485, I represent that, to my knowledge, based upon my review of a draft of the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ Megan C. Johnson

Megan C. Johnson